Exhibit 12.1

	DETERMINATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Year	Year	Seven Months	Five Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	May 31,	Year Ended December 31,
	2009	2008	2007	2007	2006	2005
(dollars in thousancds)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)

Income (loss) before income taxes	$(30,062)	$(38,855)	$(26,284)	$(46,982)	$664	$(727)
Total Fixed charges	46,505	46,878	26,322	13,829	31,599	31,127
Earnings (loss) before fixed charges	$16,443	$8,023	$38	$(33,153)	$32,263	$30,400

Total fixed charges	$46,505	$46,878	$26,322	$13,829	$31,599	$31,127

Ratio of earnings to fixed charges(1)	—	—	—	—	1.02	—

(1)           If we consistently incur net losses before income tax, we may not be able to maintain a ratio coverage of greater than 1:1.  In 2006 we had income before taxes of $664,000 generating a ratio of 1.02 to 1.00.  Due to our losses for the years ended December 31, 2009 and 2008, seven months ended December 31, 2007, five months ended May 31, 2007 and year ended December 31, 2005 the ratio coverage in the respective years was less than 1.00 to 1.00.  We needed to generate additional earnings of $30.1, $38.9, $26.3, $47.0, and $0.7 million for the years ended December 31, 2009 and 2008, seven months ended December 31, 2007, five months ended May 31, 2007 and year ended December 31, 2005, respectively, to achieve a coverage ratio of 1.00:1.00.